================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              ------------------

                                   FORM 11-K


                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1998

                         Commission File Number 1-3053

               CHAMPION INTERNATIONAL CORPORATION
                     NONQUALIFIED SUPPLEMENTAL SAVINGS PLAN
                     MANAGEMENT INCENTIVE DEFERRAL PLAN
               THE EXECUTIVE RETIREMENT PLAN FOR
                  EMPLOYEES OF WELDWOOD OF CANADA
                  LIMITED
                            (Full title of the plans)


                      Champion International Corporation
                              One Champion Plaza
                          Stamford, Connecticut 06921
  (Name of issuer of securities held pursuant to the plans and address of its principal executive office)


================================================================================

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a)   Financial Statements and Supplemental Schedules
      -----------------------------------------------

Champion International Corporation Management Incentive Deferral Plan:
      Report of Independent Public Accountants
      Statements of Net Assets Available for Benefits
         As of January 1, 1998 and December 31, 1998
      Statement of Changes in Net Assets Available for Benefits
         For the Year Ended December 31, 1998
      Statements of Accumulated Plan Benefits
         As of January 1, 1998 and December 31, 1998
      Statement of Changes in Accumulated Plan Benefits
         For the Year Ended December 31, 1998
      Notes to Financial Statements
      Supplemental Schedules: All Supplemental Schedules have been omitted since the information is not applicable or is not required.

Champion International Corporation Nonqualified Supplemental Savings Plan:
      Report of Independent Public Accountants
      Statements of Net Assets Available for Benefits
         As of December 31, 1998 and 1997
      Statements of Changes in Net Assets Available for Benefits
         For the Years Ended December 31, 1998, 1997 and 1996
      Statements of Accumulated Plan Benefits
         As of December 31, 1998 and 1997
      Statements of Changes in Accumulated Plan Benefits
         For the Years Ended December 31, 1998, 1997 and 1996
      Notes to Financial Statements
      Supplemental Schedules: All Supplemental Schedules have been omitted since the information is not applicable or is not required.


The Executive Retirement Plan for Employees of Weldwood of Canada Limited:
      Report of Independent Public Accountants
      Statements of Net Assets Available for Benefits
         As of January 1, 1998 and December 31, 1998
      Statement of Changes in Net Assets Available for Benefits
         For the Year Ended December 31, 1998
      Statements of Accumulated Plan Benefits
         As of January 1, 1998 and December 31, 1998
      Statement of Changes in Accumulated Plan Benefits
         For the Year Ended December 31, 1998
      Notes to Financial Statements
      Supplemental Schedules: All Supplemental Schedules have been omitted since the information is not applicable or is not required.

(b)   Exhibit
      -------

Exhibit 23 - Consent of Independent Public Accountants

                                   SIGNATURES

     The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Employee Benefits Committee, the administrator of the registrant's plans described herein, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   CHAMPION INTERNATIONAL CORPORATION
                                    NONQUALIFIED SUPPLEMENTAL SAVINGS PLAN
                                    MANAGEMENT INCENTIVE DEFERRAL PLAN


                                   By     /s/ WILLIAM C. FOSTER
                                      ----------------------------------------
                                              (William C. Foster)
                                        Senior Associate Counsel - Employee
                                             Relations/Human Resources

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Board of Directors of Weldwood of Canada Limited, the administrator of the Weldwood of Canada Limited plan described herein, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   THE EXECUTIVE RETIREMENT PLAN FOR
                                   EMPLOYEES OF WELDWOOD OF CANADA
                                   LIMITED


                                   By    /s/ KENWOOD C. NICHOLS
                                     -----------------------------------------
                                            (Kenwood C. Nichols)
                                       Chairman, Compensation Committee



March 26, 1999

                      CHAMPION INTERNATIONAL CORPORATION
                      MANAGEMENT INCENTIVE DEFERRAL PLAN


                             FINANCIAL STATEMENTS

                                     AS OF

                               DECEMBER 31, 1998


                                 TOGETHER WITH

                               AUDITORS' REPORT

                       Champion International Corporation
                       Management Incentive Deferral Plan





                                Table of Contents




                                                                                                Page(s)
                                                                                              ------------

Report of Independent Public Accountants                                                           1

Statements of Net Assets Available for Benefits as of January 1, 1998
  and December 31, 1998                                                                            2

Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1998                                                             3

Statements of Accumulated Plan Benefits as of January 1, 1998
  and December 31, 1998                                                                            4

Statement of Changes in Accumulated Plan Benefits for the
  Year Ended December 31, 1998                                                                     5

Notes to Financial Statements                                                                     6-7


                    Report of Independent Public Accountants
                    ----------------------------------------


To the Board of Directors and the
   Pension and Employee Benefits Committee of
   Champion International Corporation:


         We have audited the accompanying statements of net assets available for benefits and of accumulated plan benefits of the CHAMPION INTERNATIONAL CORPORATION MANAGEMENT INCENTIVE DEFERRAL PLAN as of January 1, 1998 (the inception date) and December 31, 1998, and the related statements of changes in net assets available for benefits and changes in accumulated plan benefits for year ended December 31, 1998. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of January 1, 1998 and December 31, 1998, and the changes in its financial status for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ ARTHUR ANDERSEN LLP


Cincinnati, Ohio,
         February 6, 1999

                       Champion International Corporation
                       Management Incentive Deferral Plan


                 Statements of Net Assets Available for Benefits

                   As of January 1, 1998 and December 31, 1998


                                                                                   1998
                                                                  ---------------------------------------
                                                                      January 1          December 31
                                                                  ----------------      -----------------

ASSETS:
Receivable from Champion International Corporation (Note 1)            $      -            $1,493,155
                                                                  -----------------  -------------------

Net assets available for benefits                                      $      -            $1,493,155
                                                                  =================  ===================

                 The accompanying notes to financial statements
                    are an integral part of these statements.

                       Champion International Corporation
                       Management Incentive Deferral Plan


            Statement of Changes in Net Assets Available for Benefits

                      For the Year Ended December 31, 1998


Compensation deferrals (Note 1):
     Participant                                                  $1,325,254
     Company-
         Phantom investment earnings deferral                        188,825
                                                              ------------------
                  Total deferrals                                  1,514,079

Benefits paid (Note 1)                                               (20,924)
                                                              ------------------
Net increase in net assets available for benefits                  1,493,155

Net assets available for benefits,
     beginning of year                                                  -
                                                              ------------------
Net assets available for benefits,
     end of year                                                 $ 1,493,155
                                                              ==================


                 The accompanying notes to financial statements
                     are an integral part of this statement.

                       Champion International Corporation
                       Management Incentive Deferral Plan


                     Statements of Accumulated Plan Benefits

                   As of January 1, 1998 and December 31, 1998

                                                                                  1998
                                                                   -----------------------------------
                                                                     January 1            December 31
                                                                   ---------------      --------------
Present value of accumulated plan benefits
     Vested benefits:
         Vested benefits of participants currently
           receiving payments                                         $      -                 -
         Other vested benefits                                               -            1,493,155
                                                                   ---------------      --------------
                                                                             -            1,493,155

     Nonvested benefits                                                      -                 -
                                                                   ---------------     ---------------
Total                                                                 $      -         $  1,493,155
                                                                   ===============     ===============


                 The accompanying notes to financial statements
                    are an integral part of these statements.

                       Champion International Corporation
                       Management Incentive Deferral Plan


                Statement of Changes in Accumulated Plan Benefits

                      For the Year Ended December 31, 1998


Present value of accumulated plan benefits,
   beginning of year                                                 $          -
                                                                     ---------------
     Increase (decrease) during the year attributable to:

     Benefits accumulated through (Note 1):
         Participant compensation deferrals                                1,325,254
         Phantom investment earnings deferral                                188,825
                                                                     ---------------
                                                                           1,514,079
     Benefits paid                                                           (20,924)
                                                                     ---------------

Net increase in accumulated plan benefits                                  1,493,155
                                                                     ---------------
Present value of accumulated plan benefits,
   end of year                                                       $     1,493,155
                                                                     ===============


                 The accompanying notes to financial statements
                     are an integral part of this statement.

                       Champion International Corporation
                       Management Incentive Deferral Plan


                          Notes to Financial Statements

                                December 31, 1998


(1)      Plan Description-
         ----------------

       The following description of the Champion International Corporation Management Incentive Deferral Plan (The Plan) provides only summary information. Reference should be made to the Plan document for a more complete description of the Plan's provisions.

         The Plan, which became effective on January 1, 1998, is an unfunded deferred compensation arrangement established for the purpose of providing supplemental retirement savings primarily for a select group of management or highly compensated employees of Champion International Corporation (the Company). As an unfunded Plan, no assets of the Company have been segregated to pay the amounts due to participants under the Plan. The Plan is administered by the Company through the Pension and Employee Benefits Committee (PEBC). Certain expenses of the Plan are paid by the Company and are not included in the accompanying statements. William M. Mercer, Inc. (Mercer) was appointed to perform certain administrative and record keeping functions of the Plan.

     Among other things, the Plan provides that eligible participants may elect to defer all or part of their Management Incentive Award earned for a calendar year. A participant who elects to defer all or part of their Management Incentive Award into the Plan is required to make pretax contributions to the Champion International Corporation Salaried Savings Plan (Plan #077) in an amount equal to the maximum before-tax contribution permitted under the Savings Plan and section 401(k)(3) and 415 of the Internal Revenue Code of 1986, as amended. Each participant must elect to have the amount deferred treated as if it was invested in one or more of the pretax investment options offered by Plan #077. At December 31, 1998 and for the year then ended, participant-directed investment options for Plan #077 consisted of the Stable Value Fund (i.e., pool of investment contracts issued by a diversified list of insurance companies), the S&P 500 Index Fund (i.e., commingled fund of the common stocks of large companies in a variety of industries), the Small Company Fund (i.e., commingled fund of the common stocks of small U.S. companies in a variety of industries), the International Equities Index Fund (i.e., commingled fund of the common stock of medium to large companies based in economically developed countries outside of the U.S.) and the Company Stock Fund. Although the Plan itself has no investment assets, participant deferred compensation accounts are credited with earnings or losses, based upon the participant investment elections and the actual earnings and losses of Plan #077 investments, for the period.

     Participants are immediately vested in their account balances (i.e. compensation deferrals as adjusted for the earnings and losses previously discussed). All vested amounts are distributable to participants from the assets of the Company upon retirement, death, disability or other termination of employment in a single lump sum cash payment or in up to ten annual cash installments.



(2)     Significant Accounting Policies-
        -------------------------------

       (a)       Basis of Accounting--The Plan uses the accrual basis of
                 -------------------
              accounting.


       (b)       Payment of Benefits--Benefits are recorded when paid.
                 -------------------

       (c)       Present Value of Accumulated Plan Benefits--Accumulated plan
                 ------------------------------------------
              benefits represent the future benefit payments due to participants under the provisions of the Plan. The present value of accumulated plan benefits is equal to the total of the fair market value of the participants' deferred compensation account balances (i.e., compensation deferred plus (minus) phantom investment earnings (losses) less benefits paid). (Note 1)

       (d)       Use of Estimates--The preparation of financial statements in
                 ----------------
              conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements. Actual results could differ from those estimates.


(3)      Priorities Upon Termination of the Plan-
         ---------------------------------------

         As previously discussed, participants are immediately vested in their account balances. As an unfunded Plan, no assets of the Company have been segregated to pay amounts due to participants under the Plan. The Plan is not eligible for Pension Benefit Guaranty Corporation coverage.


(4)      Tax Status-
         ----------

         The Plan is an "employee benefit plan" under Section 3 (3) of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, but is exempt from many of the provisions of ERISA. The Plan is not a qualified plan under Section 401 (a) of the Internal Revenue Code of 1986, as amended. The Plan is subject to federal income taxes; however, the unfunded nature of the Plan precludes the occurrence of a taxable event arising from the Plan's operation. Amounts deferred, and earnings credited thereto, are not considered taxable income to participants until distributed.

                       CHAMPION INTERNATIONAL CORPORATION
                     NONQUALIFIED SUPPLEMENTAL SAVINGS PLAN


                              FINANCIAL STATEMENTS

                                      AS OF

                           DECEMBER 31, 1998 AND 1997


                                  TOGETHER WITH

                                AUDITORS' REPORT

                       Champion International Corporation
                     Nonqualified Supplemental Savings Plan



                                Table of Contents

                                                                                       Page(s)
                                                                                   ---------------
Report of Independent Public Accountants                                                  1

Statements of Net Assets Available for Benefits
   As of December 31, 1998 and 1997                                                       2

Statements of Changes in Net Assets Available for Benefits
   For the Years Ended December 31, 1998, 1997 and 1996                                   3

Statements of Accumulated Plan Benefits
   As of December 31, 1998 and 1997                                                       4

Statements of Changes in Accumulated Plan Benefits
   For the Years Ended December 31, 1998, 1997 and 1996                                   5

Notes to Financial Statements                                                            6-8


                   Report of Independent Public Accountants
                   ----------------------------------------


To the Board of Directors and the
   Pension and Employee Benefits Committee of
   Champion International Corporation:

         We have audited the accompanying statements of net assets available for benefits and of accumulated plan benefits of the CHAMPION INTERNATIONAL CORPORATION NONQUALIFIED SUPPLEMENTAL SAVINGS PLAN as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits and changes in accumulated plan benefits for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 1998 and 1997, and the changes in its financial status for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ ARTHUR ANDERSEN LLP


Cincinnati, Ohio,
     February 6, 1999

                       Champion International Corporation
                     Nonqualified Supplemental Savings Plan


                 Statements of Net Assets Available for Benefits

                        As of December 31, 1998 and 1997

                                                                                     1998               1997
                                                                              -----------------  ------------------
ASSETS:
Receivable from Champion International Corporation (Note 1)                        $12,268,631        $10,691,260
                                                                              -----------------  ------------------

Net Assets Available for Benefits                                                  $12,268,631        $10,691,260
                                                                              =================  ==================


                 The accompanying notes to financial statements
                    are an integral part of these statements.

                       Champion International Corporation
                     Nonqualified Supplemental Savings Plan


           Statements of Changes in Net Assets Available for Benefits

              For the Years Ended December 31, 1998, 1997 and 1996

                                                                   1998               1997                1996
                                                               ------------       ------------         ----------
Compensation deferrals (Note 1):
     Participant                                               $  1,113,449       $  3,126,845         $3,469,979
                                                               ------------       ------------         ----------
     Company-
         Matching deferral                                          245,801            319,387          1,226,408
         Phantom investment earnings deferral                     1,115,781          1,213,322            482,325
                                                               ------------       ------------         ----------
                                                                  1,361,582          1,532,709          1,708,733
                                                               ------------       ------------         ----------
              Total deferrals                                     2,475,031          4,659,554          5,178,712
                                                               ------------       ------------         ----------

Benefits paid (Note 1):
     Participant deferral                                          (727,969)          (493,664)        (1,237,136)
     Company deferral                                              (169,691)          (185,836)          (610,492)
                                                               ------------       ------------         ----------
              Total benefits paid                                  (897,660)          (679,500)        (1,847,628)
                                                               ------------       ------------         ----------

Net increase                                                      1,577,371          3,980,054          3,331,084
                                                               ------------       ------------         ----------

Net assets available for benefits, beginning of year            $10,691,260         $6,711,206         $3,380,122
                                                               ------------       ------------         ----------
Net assets available for benefits,
   end of year                                                  $12,268,631        $10,691,260         $6,711,206
                                                               ============       ============         ==========

                 The accompanying notes to financial statements
                    are an integral part of these statements.

                      Champion International Corporation
                    Nonqualified Supplemental Savings Plan


                    Statements of Accumulated Plan Benefits

                       As of December 31, 1998 and 1997

                                                                      1998               1997
                                                                  ------------       ------------
Present value of accumulated plan benefits
     Vested benefits:
         Vested benefits of participants currently
            receiving payments                                    $  1,918,241       $  1,700,613
         Other vested benefits                                      10,349,128          8,988,537
                                                                  ------------       ------------
                                                                    12,267,369         10,689,150

     Nonvested benefits                                                  1,262              2,110
                                                                   ------------       -----------

Total present value of accumulated plan benefits                   $12,268,631        $10,691,260
                                                                   ============       ===========

                 The accompanying notes to financial statements
                    are an integral part of these statements.

                      Champion International Corporation
                    Nonqualified Supplemental Savings Plan


              Statements of Changes in Accumulated Plan Benefits

             For the Years Ended December 31, 1998, 1997 and 1996

                                                                    1998              1997             1996
                                                            ---------------    ---------------    ---------------
Present value of accumulated plan benefits, beginning of
   year                                                         $10,691,260         $6,711,206        $ 3,380,122

     Increase (decrease) during the year attributable to:

         Benefits accumulated through (Note 1)-
              Participant compensation deferrals                  1,113,449          1,349,320          3,469,979
              Company matching deferral                             245,801            319,387          1,226,408
              Phantom investment earnings deferral                1,115,781          1,213,322            482,325
                                                            ---------------    ---------------    ---------------
                                                                  2,475,031          2,882,029          5,178,712

         Plan amendment (Note 1)                                       -             1,777,525               -
         Benefits paid                                             (897,660)          (679,500)        (1,847,628)
                                                            ---------------    ---------------    ---------------
                  Net increase                                    1,577,371          3,980,054          3,331,084
                                                            ---------------    ---------------    ---------------

Present value of accumulated plan benefits, end of year         $12,268,631        $10,691,260         $6,711,206
                                                            ===============    ===============    ===============



                 The accompanying notes to financial statements
                    are an integral part of these statements.

                       Champion International Corporation
                     Nonqualified Supplemental Savings Plan


                          Notes to Financial Statements

                                December 31, 1998



(1)      Plan Description-
         ----------------

       The following description of the Champion International Corporation Nonqualified Supplemental Savings Plan (the Plan) provides only summary information. Reference should be made to the Plan document for a more complete description of the Plan's provisions.

         The Plan, which became effective on August 1, 1994, is an unfunded deferred compensation arrangement established for the purpose of providing supplemental retirement savings primarily for a select group of management or highly compensated employees of Champion International Corporation (the Company). As an unfunded Plan, no assets of the Company have been segregated to pay the amounts due to participants under the Plan. The Plan is administered by the Company through the Pension and Employee Benefits Committee (PEBC). Certain expenses of the Plan are paid by the Company and are not included in the accompanying statements. Effective April 1, 1995, William M. Mercer, Inc. (Mercer) was appointed to perform certain administrative and record keeping functions of the Plan.

       Among other things, the Plan provides that eligible participants may elect to defer a percentage of their compensation (as defined in the Plan) that is in excess of the Internal Revenue Code Section 401 (a) (17) limitation. The Company will match participant deferrals in an amount equal to fifty percent of the first six percent of the participant's compensation deferred. In addition, each participant must elect to have the amounts deferred treated as if they were invested in one or more of the investment options offered by the Champion International Corporation Salaried Savings Plan #077 (Plan #077). At December 31, 1998 and for the year then ended, participant-directed investment options for Plan #077 consisted of the Stable Value Fund (i.e., pool of investment contracts issued by a diversified list of insurance companies), the S&P 500 Index Fund (i.e., commingled fund of the common stocks of large companies in a variety of industries), the Small Company Fund (i.e., commingled fund of the common stocks of small U.S. companies in a variety of industries), the International Equities Index Fund (i.e., commingled fund of the common stock of medium to large companies based in economically developed countries outside of the U.S.), and the Company Stock Fund. The Company matching deferral component of the participants' deferral compensation accounts is credited with earnings or losses as if the matching deferral had been invested in the Company Stock Fund of Plan #077. Although the Plan itself has no investment assets, participant deferred compensation accounts are credited with earnings or losses, based upon the participant investment elections and the actual earnings and losses of Plan #077 investments, for the period.

       Effective March 1, 1996, the Plan was amended to permit deferral of all or any part of a participant's Management Incentive Award, provided certain conditions were met. Effective January 1, 1998, the Plan was amended and restated and the ability to defer all or any part of a participant's Management Incentive Award under the Plan was terminated.

       Participants are immediately vested in the participant deferral, as adjusted for the earnings and losses previously discussed. Participants vest in the Company matching deferral, as adjusted for any earnings or losses, based upon years of service. A participant is 100% percent vested after five years of credited service. All vested amounts are distributable to participants from the assets of the Company upon retirement, death, disability or other termination of employment in a single lump sum cash payment or in up to ten annual cash installments.



(2)      Significant Accounting Policies-
         -------------------------------

       (a)        Basis of Accounting--The Plan uses the accrual basis of
                  -------------------
           accounting.

       (b)        Payment of Benefits--Benefits are recorded when paid.
                   -------------------

       (c)        Present Value of Accumulated Plan Benefits--Accumulated plan
                  ------------------------------------------
           benefits represent the future benefit payments due to participants under the provisions of the Plan. The present value of accumulated plan benefits is equal to the total of the fair market value of the participants' deferred compensation account balances (i.e., compensation deferred plus Company matching deferral plus (minus) phantom investment earnings (losses) less benefits paid). (Note 1)

       (d)        Use of Estimates--The preparation of financial statements in
                  ----------------
              conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements. Actual results could differ from those estimates.

(3)      Priorities Upon Termination of the Plan-
         ---------------------------------------

         Upon termination of the Plan, participants become fully vested in their individual deferred compensation accounts. As an unfunded Plan, no assets of the Company have been segregated to pay amounts due to participants under the Plan. The Plan is not eligible for Pension Benefit Guaranty Corporation coverage.


(4)      Tax Status-
         ----------

         The Plan is an "employee benefit plan" under Section 3 (3) of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, but is exempt from many of the provisions of ERISA. The Plan is not a qualified plan under Section 401 (a) of the Internal Revenue Code of 1986, as amended. The Plan is subject to federal income taxes; however, the unfunded nature of the Plan precludes the occurrence of a taxable event arising from the Plan's operation. Amounts deferred, and earnings credited thereto, are not considered taxable income to participants until distributed.

                           EXECUTIVE RETIREMENT PLAN
                  FOR EMPLOYEES OF WELDWOOD OF CANADA LIMITED


                             FINANCIAL STATEMENTS

                                     AS OF

                               DECEMBER 31, 1998


                                 TOGETHER WITH

                               AUDITORS' REPORT

                            Executive Retirement Plan
                   For Employees of Weldwood of Canada Limited




                                Table of Contents


                                                                                    Page(s)
                                                                                  ------------
Report of Independent Public Accountants                                               1

Statements of Net Assets Available for Benefits
  As of January 1, 1998 and December 31, 1998                                          2

Statement of Changes in Net Assets Available for Benefits
  For the Year Ended December 31, 1998                                                 3

Statements of Accumulated Plan Benefits
  As of January 1, 1998 and December 31, 1998                                          4

Statement of Changes in Accumulated Plan Benefits
  For the Year Ended December 31, 1998                                                 5

Notes to Financial Statements                                                         6-8


                   Report of Independent Public Accountants
                   -----------------------------------------


To the Compensation Committee of the
   Board of Directors of
   Weldwood of Canada, Limited:


         We have audited the accompanying statements of net assets available for benefits and of accumulated plan benefits of the Executive Retirement Plan ("the Plan") for Employees of Weldwood of Canada Limited (a Canadian corporation and wholly owned subsidiary of Champion International Corporation) as of January 1, 1998 (the inception date) and December 31, 1998, and the related statements of changes in net assets available for benefits and changes in accumulated plan benefits for year ended December 31, 1998. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of January 1, 1998 and December 31, 1998, and the changes in its financial status for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ ARTHUR ANDERSEN LLP

Cincinnati, Ohio,
     February 6, 1999

                            Executive Retirement Plan
                   For Employees of Weldwood of Canada Limited


                 Statements of Net Assets Available for Benefits

                   As of January 1, 1998 and December 31, 1998





                                                              January 1, 1998                        December 31, 1998
                                                        -------------------------------     ------------------------------
                                                            Cdn. $            US $              Cdn. $             US $
                                                        -------------    --------------     --------------   -------------
ASSETS:
Receivable from Weldwood of Canada Limited              $        -         $        -        $   212,577        $  138,919
Cumulative translation adjustment (Note 2)                       -                  -               -                3,955
                                                        -------------  ----------------      -------------    ------------
Net assets available for benefits                       $        -         $        -        $   212,577        $  142,874

                 The accompanying notes to financial statements
                    are an integral part of these statements.

                            Executive Retirement Plan
                   For Employees of Weldwood of Canada Limited


            Statement of Changes in Net Assets Available for Benefits

                      For the Year Ended December 31, 1998


                                                                                      Cdn. $               US $
                                                                                  ------------        ------------
Amounts credited to notional retirement accounts (Note 1):
     Amount I                                                                       $   85,326         $   57,348
     Amount II                                                                         130,390             87,635
     Phantom investment earnings (loss)                                                   (757)              (508)
                                                                                  -------------        -----------
                  Total                                                                214,959            144,475
                                                                                  -------------        -----------
Benefits paid (Note 1):
     Amount I and related earnings                                                      (2,382)            (1,601)
     Amount II and related earnings                                                       -                  -
                                                                                  -------------        -----------
                    Total                                                               (2,382)            (1,601)
                                                                                  -------------        -----------

Net increase in net assets available for benefits                                      212,577            142,874
                                                                                  -------------        -----------
Net assets available for benefits,
         Beginning of year                                                                -                  -
                                                                                  -------------        -----------
Net assets available for benefits,
         End of year                                                               $   212,577        $   142,874
                                                                                  =============       ============

                 The accompanying notes to financial statements
                     are an integral part of this statement.

                            Executive Retirement Plan
                   For Employees of Weldwood of Canada Limited


                     Statements of Accumulated Plan Benefits

                   As of January 1, 1998 and December 31, 1998

                                                                  January 1, 1998                   December 31, 1998
                                                             Cnd. $              US $            Cnd. $             US $
                                                        --------------     ---------------    -------------- ---------------
Present value of accumulated plan benefits:
     Vested benefits-
         Vested benefits of participants                $        -         $        -         $     -        $        -
           currently receiving payments
         Other vested benefits                                   -                  -            210,086           137,291
                                                        --------------     ---------------    --------------    ------------
                  Total vested benefits                          -                  -            210,086           137,291
                                                        --------------     ---------------    --------------    ------------

     Nonvested benefits                                          -                  -              2,491             1,628
                                                        --------------     ---------------    --------------    ------------
     Cumulative translation adjustment (Note 2)                  -                  -               -                3,955
                                                        --------------     ---------------    --------------    ------------

Total present value of accumulated plan benefits        $        -         $        -          $ 212,577         $ 142,874
                                                        ==============     ===============    ==============    ============



                The accompanying notes to financial statements
                   are an integral part of these statements.

                            Executive Retirement Plan
                   For Employees of Weldwood of Canada Limited


                Statement of Changes in Accumulated Plan Benefits

                      For the Year Ended December 31, 1998


                                                                         Cnd. $             US $
                                                                     ------------       ------------
Present value of accumulated plan benefits,
         Beginning of year                                              $   -           $      -
Increase (decrease) during the year attributable to:
     Amounts credited to notional accounts (Note 1)-
         Amount I                                                         85,326             57,348
         Amount II                                                       130,390             87,635
         Phantom investment earnings                                        (757)              (508)
                                                                     ------------       ------------
                  Total                                                  214,959            144,475

     Benefits paid                                                        (2,382)            (1,601)
                                                                     ------------       ------------

Net increase in accumulated plan benefits                                212,577            142,874
                                                                     ------------       ------------
Present value of accumulated plan benefits,
         End of year                                                   $ 212,577          $ 142,874
                                                                     ============       ============


                 The accompanying notes to financial statements
                     are an integral part of this statement.

                            Executive Retirement Plan
                   For Employees of Weldwood of Canada Limited


                          Notes to Financial Statements

                                December 31, 1998



(1)      Plan Description-
         ----------------

       The following description of the Executive Retirement Plan for Employees of Weldwood of Canada Limited (the Plan) provides only summary information. Reference should be made to the Plan document for a more complete description of the Plan's provisions.

         The Plan, which became effective on January 1, 1998, is an unfunded retirement plan established for the purpose of providing supplemental retirement income for certain designated employees of Weldwood of Canada Limited (the Company). The Company is a Canadian corporation and a wholly owned subsidiary of Champion International Corporation. As an unfunded plan, no assets of the Company have been segregated to pay the amounts due to participants under the Plan. The Plan is administered by the Company through the Compensation Committee of the Board of Directors of the Company (the Committee). Expenses of the Plan are paid by the Company and are not included in the accompanying financial statements.

       Among other things, the Plan provides that the Company will credit each participant's notional retirement account in an amount equal to 3.1915% of the participant's compensation, as defined, (Amount I) plus 6.3830% of the participant's compensation, as defined, less the lesser of 6% of $75,000 or the RRSP deduction limit (Amount II) in each calendar year. As a condition of the Plan, each participant must have contributed to a Registered Retirement Savings Plan (RRSP) an amount equal to the lesser of: a) 6% of the Participant's compensation for such calendar year not in excess of $75,000 or b) the participant's "RRSP Deduction Limit" for the calendar year, as defined in subsection 146(1) of the Income Tax Act (Canada). The portion of the participant's notional retirement account credited with Amount II (and any earnings there on) will be treated as if it was invested in one or more of the investment options offered by the Champion International Corporation Salaried Savings Plan #077 (Plan #077) as directed by the participant. At December 31, 1998 and for the year then ended, investment options for Plan #077 consisted of the Stable Value Fund (i.e., pool of investment contracts issued by a diversified list of insurance companies), the S&P 500 Index Fund (i.e., commingled fund of the common stocks of large companies in a variety of industries), the Small Company Fund (i.e., commingled fund of the common stocks of small U.S. companies in a variety of industries), the International Equities Index Fund (i.e., commingled fund of the common stock of medium to large companies based in economically developed countries outside of the U.S.) and the Champion International Corporation Stock Fund. The portion of the participants' notional retirement account credited with Amount I, and any earnings thereon, will be treated as if it had been invested in the Champion International Corporation Stock Fund of Plan #077. Although the Plan itself has no investment assets, participant notional retirement accounts are credited with earnings or losses, based upon the participant investment elections and the actual earnings and losses of Plan #077 investments, for the period.

       Participants are immediately vested in Amount II, as adjusted for the earnings and losses previously discussed. Participants vest in Amount I, as adjusted for any earnings or losses, based upon years of service. A participant is 100% percent vested after five years of credited service. All vested amounts are distributable to participants from the assets of the Company upon retirement, death, disability or other termination of employment in a single lump sum cash payment or in up to ten annual cash installments. All benefits are payable in Canadian currency.



(2)      Significant Accounting Policies-
         -------------------------------

       (a)    Basis of Accounting--The Plan uses the accrual basis of
              -------------------
              accounting.

       (b)    Payment of Benefits--Benefits are recorded when paid.
              -------------------

       (c)    Present Value of Accumulated Plan Benefits--Accumulated plan
              ------------------------------------------
           benefits represent the future benefit payments due to participants under the provisions of the Plan. The present value of accumulated plan benefits is equal to the total of the fair market value of the participants' notional retirement account balances (i.e., Amounts I and II plus (minus) phantom investment earnings (losses) less benefits paid). (Note 1)

       (d)    Foreign Currency Translation--The Plan's net assets and
              ----------------------------
           accumulated plan benefits are translated into U.S. dollars using year end exchange rates. The changes in net assets and accumulated plan benefits are translated into U.S. dollars using the average exchange rate for the year. The resulting translation gains or losses are included in the cumulative translation adjustment included in the Statement of Net Assets available for Plan Benefits and the Statement of Accumulated Plan Benefits.

       (e)    Use of Estimates--The preparation of financial statements in
              ----------------
           conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements. Actual results could differ from those estimates.

(3)      Priorities Upon Termination of the Plan-
         ---------------------------------------

         The Company may amend or terminate the Plan at anytime. No amendment or termination of the Plan shall reduce a participant's benefit under the Plan that has been accrued up to the date of termination or amendment. As an unfunded Plan, no assets of the Company have been segregated to pay amounts due to participants under the Plan.



(4)      Tax Status-
         ----------

         The unfunded nature of the Plan, along with the advance income tax ruling discussed below, precludes the occurrence of a taxable event (i.e. to the Plan) from arising.

       The Plan received an advance income tax ruling, dated February 19, 1998, from Revenue Canada which states, among other things that:

     (a) the Plan does not constitute a "salary deferral arrangement" within the meaning of subsection 248(1) of the Income Tax Act (Canada) ("the Act");


       (b) benefits paid to a participant or beneficiary under the Plan are included in taxable income to the participant or beneficiary when received, while amounts credited to a participant's notional account will not result in benefits conferred under section 5 or 6 of the Act;

       (c) amounts paid under the Plan are deductible by the Company in the year paid and

       (d) the maintenance of notional accounts by the Plan will not be deemed an "investment contract" as defined under paragraph 12 (11) of the Act.